EXHIBIT 4.1
AMENDMENT NO. 2
TO
RIGHTS AGREEMENT
     This Amendment No. 2 to Rights Agreement (this “Amendment”) is dated as of May 7, 2009, between PepsiAmericas, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A. (the “Rights Agent”).
RECITALS
     A. On May 20, 1999, the Company, which was formerly known as Whitman Corporation, and First Chicago Trust Company of New York, as rights agent, entered into a rights agreement (the “Rights Agreement”) in order to set forth provisions relating to the dividend of one preferred share purchase right (a “Right”) for each Common Share (as defined in the Rights Agreement) of the Company outstanding on June 11, 1999. Unless otherwise defined herein, the capitalized terms in this Amendment shall have the same meaning as set forth in the Rights Agreement.
     B. On August 18, 2000, the Rights Agreement was amended in connection with the merger between PepsiAmericas, Inc. and Whitman Corporation.
     C. On September 9, 2002, the Rights Agent became the successor rights agent under the Rights Agreement.
     D. Under Section 7(a)(i) of the Rights Agreement, the Rights expire on May 20, 2009 unless action is taken by the Company to extend their expiration date.
     E. The Board of Directors of the Company (the “Board”) believes it is in the best interest of the Company and its shareholders to amend the Rights Agreement to extend the Final Expiration Date of the Rights to May 20, 2010; and, thus, the Board has approved this Amendment.
     F. It is the intent of the parties by this Amendment to extend the Final Expiration Date of the Rights to May 20, 2010.
AMENDMENT
     In consideration of the premises and the mutual agreements herein set forth, the parties agree as follows:
     1. Amendment to Rights Agreement. The Final Expiration Date as set forth in Section 7(a)(i) of the Rights Agreement shall be extended to May 20, 2010. Accordingly, Section 7(a) shall be amended and restated to read as follows:
“(a) The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein), in whole or in part, at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each one one-hundredth of a Preferred Share as to which the Rights are exercised, at or prior to the earliest of (i) the Close of Business on May 20, 2010 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.”
     2. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware.
     3. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute but one agreement. Facsimile and electronically transmitted signatures shall have the same force and effect as original signatures.
     4. No Further Amendment. Except as specifically amended above, the terms and provisions of the Rights Agreement, as amended, shall remain otherwise unchanged and in full force and effect.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

PepsiAmericas, Inc.		Wells Fargo Bank, N.A.

By:	/s/ Robert C. Pohlad	By:	/s/ Barbara Novak

	Print Name: Robert C. Pohald Print Title: Chairman of the Board and Chief Executive Officer		Print Name: Barbara Novak Print Title: Vice President